United States securities and exchange commission logo





                              June 16, 2020

       Ophir Yakovian
       Chief Financial Officer
       Caesarstone Ltd.
       Kibbutz Sdot-Yam
       MP Menashe, 3780400
       Israel

                                                        Re: Caesarstone Ltd.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2019
                                                            Filed March 23,
2020
                                                            Form 6-K filed May
6, 2020
                                                            File No. 001-35464

       Dear Mr. Yakovian:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 6-K filed on May 6, 2020

       Exhibit 99.1, page 1

   1. We note your disclosure that "Beginning with first quarter 2020 results, the Company has modified its
presentation of regional revenue reporting to align with the Company's new organizational
structure, and strategic initiatives across its global footprint" and you have four geographic regions
that comprise the Americas, Asia/Pacific (APAC), Europe/Middle
                                                        East/Africa (EMEA) and
Israel. Please address the following:
                                                          Explain your new
organizational structure, including the roles of regional managing directors;
                                                          Tell us how you
assessed whether each geographic region is an operating segment as defined in ASC
280-10-50-1. If you have determined that your geographic regions are operating
segments that can be aggregated, demonstrate how you determined that aggregation
complies with the requirements of ASC 280-10-50-11, including similar
 Ophir Yakovian
Caesarstone Ltd.
June 16, 2020
Page 2
              economic characteristics. If you have determined that your geographic regions are not operating segments, explain how you made that determination; Identify your CODM and explain how that determination was made;
and
              Describe the nature and extent of the financial information reviewed by your CODM to assess performance and allocate resources, including specifically addressing the nature and extent of financial information available by geographic region.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Dale Welcome at 202-551-3865 or Anne McConnell at 202-551-3709 if
you have any questions.



FirstName LastNameOphir Yakovian                             Sincerely,
Comapany NameCaesarstone Ltd.
                                                             Division of
Corporation Finance
June 16, 2020 Page 2                                         Office of
Manufacturing
FirstName LastName